UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Eros STX Global Corporation

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

G3788M114

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3788M114	13G/A

1	NAME OF REPORTING PERSONS Jeereddi Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,786,592
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,786,592
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,786,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% **
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. G3788M114	13G/A

1	NAME OF REPORTING PERSONS Jeereddi Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,786,592
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,786,592
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,786,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% **
12	TYPE OF REPORTING PERSON* HC, OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

CUSIP No. G3788M114	13G/A

1	NAME OF REPORTING PERSONS Naveen Jeereddi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,786,592
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 7,786,592
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,786,592
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2% **
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

This Amendment No. 1 (this “Amendment”) amends the Schedule 13G (this “Schedule 13G”) originally filed on behalf of Jeereddi Investments, LP, a Delaware limited partnership (“Jeereddi Investments”), Jeereddi Capital, LLC, a Delaware limited liability company (“Jeereddi Capital”), and Mr. Naveen Jeereddi, the manager of Jeereddi Capital (collectively, the “Reporting Persons”), relating to Class A Ordinary Shares (the “Common Stock”) of Eros STX Global Corporation (the “Issuer”) on February 12, 2020.

This Amendment relates to Common Stock of the Issuer purchased by Jeereddi Investments through the accounts of certain private funds (collectively, the “Jeereddi Accounts”). Jeereddi Investments serves as the investment adviser to the Jeereddi Accounts and may direct the vote and dispose of the 7,786,592 shares of Common Stock held by the Jeereddi Accounts. Jeereddi Capital is the general partner of Jeereddi Investments and may direct the vote and disposition of the 7,786,592 shares of Common Stock held by the Jeereddi Accounts. As the manager of Jeereddi Capital, Mr. Jeereddi may direct the vote and disposition of the 7,786,592 shares of Common Stock held by the Jeereddi Accounts.

The Schedule 13G is hereby amended and restated to read as follows:

Item 1(a)	Name of Issuer.

Eros STX Global Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

3900 West Alameda Avenue, 32nd Floor, Burbank, California 91505

Item 2(a)	Name of Person Filing.

Jeereddi Investments, LP, Jeereddi Capital, LLC and Mr. Naveen Jeereddi.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

6430 Sunset Blvd, STE 1575, Los Angeles, CA 90028

Item 2(c)	Citizenship or Place of Organization.

Jeereddi Investments is a limited partnership organized under the laws of the state of Delaware. Jeereddi Capital is a limited liability company organized under the laws of the State of Delaware. Mr. Jeereddi is a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A Ordinary Shares.

Item 2(e)	CUSIP Number.

G3788M114

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	Jeereddi Investments, Jeereddi Capital and Mr. Jeereddi are the beneficial owners of 7,786,592 shares of Common Stock.

(b)

Jeereddi Investments, Jeereddi Capital and Mr. Jeereddi are the beneficial owners of 2.2% of the outstanding shares of Common Stock. This percentage is determined by dividing 7,786,592 by 357,230,123, the number of shares of Common Stock outstanding as of December 28, 2020, as set forth in the Issuer’s Registration Statement on Form F-3 dated as of and filed with the SEC on December 28, 2020.

(c)

Jeereddi Investments, as the investment adviser to the Jeereddi Accounts, may direct the vote and dispose of the 7,786,592 shares of Common Stock held by the Jeereddi Accounts. Jeereddi Capital, as the general partner of Jeereddi Investments, may direct the vote and dispose of the 7,786,592 shares of Common Stock held by the Jeereddi Accounts. As the manager of Jeereddi Capital, Mr. Jeereddi may direct the vote and disposition of the 7,786,592 shares of Common Stock held by the Jeereddi Accounts.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits Exhibit 99.1

Joint Filing Agreement dated February 2, 2021, by and among Jeereddi Investments, LP, Jeereddi Capital, LLC, and Naveen Jeereddi.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2021

JEEREDDI INVESTMENTS, LP

By:	/s/ Naveen Jeereddi
Naveen Jeereddi
Chief Executive Officer

JEEREDDI CAPITAL, LLC

By:	/s/ Naveen Jeereddi
Naveen Jeereddi
Manager

/s/ Naveen Jeereddi
Naveen Jeereddi